

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2020

Rebecca A. Weyenberg
Chief Financial Officer
Astec Industries, Inc.
1725 Shepherd Road
Chattanooga, TN 37421

> **Re: Astec Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 17, 2020**
> **Form 8-K**
> **Filed August 5, 2020**
> **File No. 001-11595**

Dear Ms. Weyenberg:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed August 5, 2020

Exhibit 99.1, page 1

1. We note your highlighted presentation of the Non-GAAP measures, EBITDA and Adjusted EBITDA, on page 1 of your earnings release. Please revise in future filings to present the most directly comparable GAAP measure (i.e. net income) with equal or greater prominence to avoid placing undue prominence on the Non-GAAP measures. Refer to the guidance in Question 102.10 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

2. In your GAAP to Non-GAAP Reconciliation Tables, please revise your presentations in future filings to reconcile EBITDA and Adjusted EBITDA to net income and present each material adjustment separately. Refer to the guidance in Question 103.02 of the

Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology